UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 000-50231
CUSIP NUMBER 313586109
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K ☑	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☐	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended: December 31, 2012

•	Transition Report on Form 10-K

•	Transition Report on Form 20-F

•	Transition Report on Form 11-K

•	Transition Report on Form 10-Q

•	Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________

PART I—REGISTRANT INFORMATION

Federal National Mortgage Association
(Full Name of Registrant)
Fannie Mae

Former Name if Applicable
Not applicable

3900 Wisconsin Avenue, NW
Address of Principal Executive Office (Street and Number)

Washington, D.C. 20016
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III—NARRATIVE
Fannie Mae (formally, the Federal National Mortgage Association) has determined that it is unable to file its Annual Report on Form 10‑K for the year ended December 31, 2012 by the March 18, 2013 filing deadline due to the need for additional time to analyze whether conditions existed as of December 31, 2012 that would require Fannie Mae, under generally accepted accounting principles, to release any portion of the valuation allowance on its deferred tax assets in the fourth quarter of 2012. The release of the valuation allowance would have a material impact on the company’s 2012 financial statements and result in a significant dividend payment to the U.S. Department of the Treasury under the terms of the Variable Liquidation Preference Senior Preferred Stock, Series 2008-2.
If we conclude the valuation allowance should not be released in the fourth quarter of 2012, we will continue to evaluate the need for the valuation allowance in future periods. The valuation allowance on our deferred tax assets was $64.1 billion as of December 31, 2011 and $61.5 billion as of September 30, 2012.

Regardless of the decision to release or not release the valuation allowance, we expect to report significant net income for the three months and the year ended December 31, 2012, compared with a net loss of $2.4 billion for the three months ended December 31, 2011 and a net loss of $16.9 billion for the year ended December 31, 2011.
PART IV—OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Stephen H. McElhennon	(202)	752-7000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Regardless of the decision to release or not release the valuation allowance, we expect to report significant net income for the three months and the year ended December 31, 2012, compared with a net loss of $2.4 billion for the three months ended December 31, 2011 and a net loss of $16.9 billion for the year ended December 31, 2011. Release of the valuation allowance on our deferred tax assets as discussed above would result in higher net income for 2012 than if the allowance is not released. Because our financial statements have not been finalized, we are unable to provide a reasonable estimate of our results of operations for 2012. Further, our expectation stated above that we will report significant net income is based on current estimates and is subject to change as we complete our 2012 financial statements and the audit of those results.

Federal National Mortgage Association
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 14, 2013            By: /s/ Bradley E. Lerman
Bradley E. Lerman
Executive Vice President, General Counsel and
Corporate Secretary